Filed Pursuant To Rule 433

Registration No. 333-180974

November 15, 2012

How About a Fort Knox of Your Own?

Posted on the New York Times website November 13, 2012; published November 14, 2012

By PAUL SULLIVAN

THE last time the world as we knew it seemed likely to end, Dan Tapiero thought about buying gold.

He didn’t tell his wife; they didn’t talk about things like that. In fact he didn’t tell anyone for a while. He just tried to figure out how he was going to buy physical gold as the financial markets collapsed at the end of 2008.

Mining stocks were not for him, and neither was buying gold on the futures exchange. That was financial gold, meaning it existed on account statements but was not tangible. He wanted the real thing, gold in the form of bullion that he could hold in his palms, smudge with his thumbs.

But Mr. Tapiero, a portfolio manager at several hedge funds over the last two decades, realized quite quickly that it was harder to fulfill his desire than he had thought. When he called up one bank he patronized in his day job, he learned it had a minimum purchase amount of $20 million worth of physical gold. Even at that amount, he could not have access to it; it would have to stay at the bank.

He didn’t want to buy that much, but he wanted to buy more than a bag of gold coins, or a bar or two. Most of all, he wanted to know that it would be stored someplace safe where he could get to it even if all of the banks suddenly closed for a while. “There was concern at that time that the system was frozen and you didn’t really know whether you were going to be able to have access to your money or to your assets,” Mr. Tapiero said. “And I started thinking, O.K., well, I’d like to own something that isn’t a number on a flashing screen.”

Investing in physical gold has had an image problem of late. After the financial crisis, it was seen by many mainstream advisers as something that crackpots coveted. They would buy it, store in their basements and know that their wealth was secure if the world — or at least the prevailing financial and political systems — ended.

This was easy to mock, and many people did. What, after all, would you buy with your gold if the world came to an end?

Then there was the group that saw gold as a speculative bet, as something that would rise in value as fear about the global economy sunk in. That was less of a crackpot idea: the price of gold went from around $700 an ounce when Mr. Tapiero began buying it in the fall of 2008 to more than $1,900 an ounce last summer. It is now trading around $1,700 an ounce.

Mr. Tapiero did not buy his bullion because he thought the world was ending. “And if it did end,” he said, “I don’t know that gold would be that important — it might be radioactive.”

He also made clear that he does not keep it at his home in Greenwich, Conn. “It might not be safe,” he said, “if someone holds you at gunpoint and they say, ‘Show me your safe’ and you open it up and all your gold is there.”

Instead, his gold — now about 25 percent of his net worth, he said, declining to quantify it further — is kept in various professionally managed vaults. We met at one in Midtown Manhattan.

The vault was in an unassuming, brick office building with a completely plain, even dingy lobby. The offices of the vaulting company, which asked not to be named as a condition for granting me entry, had rows of nondescript cubicles that gave no sign beyond the company logo of what might be going on there.

As for the vault itself, it looked secure from the outside. But once past the thick door, it felt completely utilitarian, even a bit grim, particularly for what it held for its undisclosed number of clients.

Mr. Tapiero eyed the rows of 100-ounce bars — each about the size of an iPhone and worth about $170,000 — and estimated there was $4 billion worth of gold at current prices stacked on metal shelves that looked as if they were built in the 1970s. That amount of gold would fit in the back of any sport utility vehicle.

The vault company did not share the identities of other customers. But suspicion that there was interest in owning this kind of physical gold led Mr. Tapiero and a friend, Steven Feldman, to form a company, Gold Bullion International, in 2009. It allows people to buy bullion but also to have access to it and, if they want, have it delivered to their home or anywhere else. Their customers range from chief executives and entrepreneurs to housewives and grandparents buying for their grandchildren.

Mr. Tapiero described their challenge as, “How do we start a company that can provide physical gold — have it delivered, but also have it stored outside the banking system — to the retail customer?”

His theory was that gold had been misunderstood in the United States in a way that it had not been in the rest of the world. He attributed this to the inability of individuals to own gold for some 40 years, after President Franklin D. Roosevelt in 1933 ordered any American holding more than $100 worth of gold to exchange if for $20.67 an ounce. He did this to prevent individuals from hoarding gold during the Great Depression, and the restriction wasn’t lifted until the 1970s.

Another reason Mr. Tapiero thinks people came to misjudge gold was the bull market in stocks from 1982 to 2007, which made owning an asset that just sits there, like gold, unattractive.

Mr. Tapiero said that today gold was a legitimate investment that should be part of any diversified portfolio, because it is a hedge against a global economic slowdown and the inflation that many believe will occur when economies pick up.

But like many investments, the likelihood that gold will continue to increase in value rests on the rise of India and China. There, gold is being increasingly bought as a way to demonstrate success in addition to as an investment.

If you don’t need to be able to put your hands on your gold to sleep at night, the World Gold Council sponsors an exchange-traded fund, which trades under the ticker GLD. It allows people to buy and sell shares in a fund that owns gold, much as they would with a mutual fund that owns stocks.

Jason Toussaint, managing director of the World Gold Council, said that like Mr. Tapiero, his group wanted people to see gold as something that they should always own and not something they buy only as a safe haven.

“It implies people run to it and then when the storm has passed they go back to risky assets,” he said. “We think the time is right to look for a new paradigm.”

More traditional advisers see a place for gold in some portfolios, though they put it in the same group as other alternative assets. They also advise keeping the allocation relatively low, 3 to 5 percent of a total portfolio.

“Most assets like equities or bonds can be valued because they throw off some income over time,” said Lisa Shalett, chief investment officer and head of investment management and guidance for Merrill Lynch Wealth Management. “We talk about gold not as an investing asset but purely as a hedging asset.”

Mr. Tapiero said that the idea of making gold a permanent part of a portfolio was part of a broader argument about the future of the global economy, one epitomized in the professional investing world by two very different managers.

There is Warren Buffett, who made his fortune buying stocks in companies he understands and who does not see much use in owning gold. Then there is Ray Dalio, who runs Bridgewater Associates, the world’s largest hedge fund, who has put 10 percent of his firm’s money into gold.

Mr. Tapiero says he believes gold will continue to be a store of value, and he dismisses the end-of-the-world crowd — though, he said, his company is happy to sell them gold and store it for them.

“Gold will do very well, and it will be good to have physical gold if everything happens except the end of the world,” Mr. Tapiero said. “If the end of the world is zero, and we get to 10, from 100, it’s going to be the thing that performs well.”

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